

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE




05003943

February 7, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2005

Re: Intel Corporation
Incoming letter dated January 7, 2005

Dear Mr. Mueller:

This is in response to your letter dated January 7, 2005 concerning the shareholder proposal submitted to Intel by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of Electrical Workers'
Pension Benefit Fund
1125 Fifteenth Street N.W.
Washington, DC 20005

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January 7, 2005

Direct Dial
(202) 955-8671
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Client No.
C 42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Intel Corporation ("Intel"), to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"). The Proposal requests that Intel's Board of Directors amend Intel's Bylaws to require that the Chairman of the Board of Directors be an independent director, as defined by the rules of the New York Stock Exchange (the "NYSE"). The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporate Finance (the "Staff") of Intel's intention to exclude the Proposal from its 2005 Proxy Materials on the basis set forth below. We respectfully request that the Staff concur in our view that the Proposal is excludable pursuant to:

I. Rule 14a-8(i)(6) because Intel would lack the power or authority to implement the Proposal; and

II. Rule 14a-8(i)(3) because the Proposal fails to provide any information on the NYSE definition of "independent director," thereby rendering the Proposal vague and indefinite.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent, informing it of Intel's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Intel files its definitive 2005 Proxy Materials with the Commission. On behalf of Intel, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to Intel only.

ANALYSIS

I. The Proposal Is Excludable under Rule 14a-8(i)(6) as Intel Lacks the Power or Authority to Implement It.

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." The Proposal requests that Intel's Board of Directors amend Intel's Bylaws to require that the Chairman of the Board of Directors be an independent director, as defined by NYSE rules. We believe that the Proposal is excludable under Rule 14a-8(i)(6) because Intel cannot guarantee that an independent director for purposes of the NYSE's definition would be (1) elected to Intel's Board by Intel's stockholders, (2) elected as Chairman of the Board by Intel's Board, and (3) willing to serve as Chairman of Intel's Board. Moreover, even if these three events were to occur, there is no way for Intel to ensure that this Chairman could maintain his/her independent status at all times.

On a number of recent occasions, the Staff has concurred with the exclusion of substantially similar proposals where a company could not ensure that stockholders would elect independent directors. In *Cintas Corporation* (avail. Aug. 27, 2004), the Staff concurred with the exclusion of a proposal requesting that the board adopt a policy that the board chairman be an independent director who had not previously served as an executive officer of the company. In concurring that the proposal was beyond the company's power to implement for purposes of Rule 14a-8(i)(6), the Staff states that it appeared the company's board did not have the power to ensure that its chairman would retain his or her independence at all times and that the proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard. *See also H.J. Heinz Company* (avail. June 14, 2004) (proposal urging the board to amend the bylaws to require that an independent director who had not served as an officer of the company serve as the chairman of the board was excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board"); *Bank of America Corporation* (avail. Feb. 24, 2004) (same); *AmSouth Bancorporation* (avail. Feb. 24, 2004) (same); *Wachovia Corporation* (avail. Feb. 24, 2004) (same); *SouthTrust Corporation* (avail. Jan. 16, 2004) (same).

Similarly, the Staff has concurred with the exclusion of proposals requesting that certain directors or a certain number of directors be "independent," on the basis that the companies could not ensure the election of directors meeting specified criteria. For example, in *General Electric Company* (avail. Feb. 4, 2002), the Staff concurred with the exclusion of a proposal recommending that the GE Board increase its independence and that a majority of the GE Board "be independent" as beyond the GE Board's power to implement. *See also AT&T Corp.* (avail. Mar. 10, 2002) (proposal requesting the adoption of an independent director bylaw, which would "apply to successor companies," was excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal.") In contrast, when a proposal recognizes that it is beyond a company's power to ensure that the chairman of its board is and remains "independent" and therefore allows for exceptions to the independence policy, the Staff has not concurred in the exclusion of the proposal. *See Merck & Co., Inc.* (avail. Dec. 29, 2004) (proposal not excludable where it requested that the board establish a policy of separating the roles of board chair and chief executive officer "whenever possible"); *The Walt Disney Company* (avail. Nov. 24, 2004) (proposal not excludable where it requested the company to adopt a policy that the board chairman would always be an independent director "except in rare and explicitly spelled out, extraordinary circumstances").

As noted, the Proposal requests that the Intel Board amend Intel's Bylaws to require that the Chairman of the Board of Directors be an independent director, as defined by NYSE rules. Accordingly, the Proposal, if implemented, requires the Intel Board to ensure that a director who satisfies the NYSE's independence standard will serve as Board Chairman. Moreover, the Proposal does not allow for any exception to this standard. Thus, the Proposal is comparable to the proposals addressed in the *General Electric Company* and *AT&T Corp.* letters addressed above, which have been excluded under Rule 14a-8(i)(6) as described above, and distinguishable from proposals such as the ones addressed in *Merck & Co., Inc.* and *The Walt Disney* Company.

As a Delaware corporation, Intel is subject to the Delaware General Corporation Law (the "DGCL"). Pursuant to Section 211 of the DGCL, only its stockholders elect Intel's directors. Although vacancies on the Board may be filled by the affirmative vote of a majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election after his/her initial term expires. Thus, ultimately Intel's stockholders determine who serves as Intel's directors.[1]

Thus, in order for Intel to implement the Proposal, Intel would have to ensure that (1) a director is elected to its board that initially and continually meets the NYSE definition of "independent," (2) that director is selected by Intel's Board to serve as Board Chairman, and (3) that director is willing to serve as Board Chairman. Intel cannot ensure that it will be able to find an individual who meets all of the above requirements, which means that it is not within the Intel Board's power to implement the Proposal. Accordingly, for the reasons set forth above, we believe that Intel may exclude the Proposal under Rule 14a-8(i)(6), as Intel lacks the power and authority to implement the Proposal.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Fails to Provide Any Information on the NYSE Definition of "Independent Director."

Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

On prior occasions, the Staff has concurred that companies may exclude proposals requesting that a particular definition or set of guidelines be adopted when the proposal failed to

---

[1] We also note that the ability of Intel, which is listed on the NASDAQ Stock Market and not the NYSE, cannot guarantee that stockholders will elect a director who satisfies the NYSE definition of independence.

include any description of the substantive provisions of the definition or set of guidelines being recommended. *See, e.g., Smithfield Foods, Inc.* (avail. July 18, 2003) (proposal requesting that management "prepare a report based upon the Global Reporting Initiative" and that did not contain any definition or description of the Global Reporting Initiative was so vague as to be false and misleading under Rule 14a-9, and therefore excludable under Rule 14a-8(i)(3)); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report regarding the company's progress concerning "the Glass Ceiling Commission's business recommendations" and that did not contain any description of the substantive provisions of the Glass Ceiling Report was excluded under Rule 14a-8(i)(3) because it was vague and indefinite). *See also SI Handling Systems, Inc.* (avail. May 5, 2000) (proposal requesting the replacement of the company's bylaws with bylaws existing prior to 1996 was excludable unless revised to specify the substance of the proposed revisions to the by-laws).

Here, the Proposal fails to adequately describe the independence standard that the Proposal would mandate. Instead, the Proposal only refers to "the rules of the New York Stock Exchange ("NYSE")" that define "independent director." In *The Boeing Company* (avail. Feb. 10, 2004), the Staff concurred with the exclusion of a proposal requesting that the company's board amend its bylaws to require that an independent director, according to the 2003 Council of Institutional Investors definition, serve as chairman of the board. In concurring that the proposal could be excluded under Rule 14a-8(i)(3), the Staff indicated that the proposal was vague and indefinite under the Rule 14a-9 standard because it failed to disclose to stockholders the definition of "independent director" that was sought to be included in the bylaws. In the present case, the Proposal is similar to the proposal in *Boeing*. Thus, the Proposal's simple reference to the NYSE's definition of "independent director" does not provide stockholders with an adequate understanding of the independence standard proposed to be applied.

Based on the foregoing precedent, we believe that the Proposal's reference to the NYSE independence definition is so vague and indefinite that it does not adequately inform stockholders on what they are voting on or the extent or complexity of the NYSE's definition of "independence." Accordingly, consistent with the Staff's position in *Boeing* and the other letters discussed above, we believe that because the Proposal is vague and indefinite, it may be excluded under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Intel excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Rachel Kosmal, Senior Attorney at Intel, at (408) 765-2283.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Rachel Kosmal, Intel Corporation
Jerry J. O'Connor, Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund

70305734_2.DOC

EXHIBIT A



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

November 22, 2004

VIA FACSIMILE AND U. S. MAIL

Mr. Cary I. Klafter
Vice President and Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

Dear Mr. Klafter:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Intel's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2005.

The proposal relates to "**Independent Chairman of the Board**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Intel common stock valued at more than $2,000 and has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2005 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jerry J. O'Connor
Trustee

JOC:daw
Enclosure

Form 972

RESOLVED: The shareholders of Intel Corporation ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors.

SUPPORTING STATEMENT

The recent wave of corporate scandals at such companies as Enron, WorldCom and Tyco has resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have adopted new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company.

We respectfully urge the board of our Company to dramatically change its corporate governance structure by having an independent director serve as its Chairman.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 7, 2005

The proposal urges the board of directors to amend Intel's bylaws to require that an independent director be its chairman.

There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Intel relies.

Sincerely,



Daniel Greenspan
Attorney-Advisor